              AS FILED WITH THE COMMISSION ON JANUARY 11, 1995


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  FORM 11-K

                               ----------------

(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

For the fiscal year ended December 31, 1993

                                      OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _________________

Commission file number: 1-11311

                     LEAR SEATING CORPORATION 401(k) PLAN
                           (Full title of the plan)

                           LEAR SEATING CORPORATION
              (Exact name of issuer as specified in its charter)

           Delaware                                  13-3386776
-------------------------------         ------------------------------------
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
 incorporation or organization)

                             21557 Telegraph Road
                             Southfield, Michigan               48034
                   ---------------------------------------    ----------
                   (Address of principal executive offices)   (zip code)

                                (810) 746-1500
        -------------------------------------------------------------
        (Telephone number, including area code, of agent for service)

                     LEAR SEATING CORPORATION 401(k) PLAN

                              TABLE OF CONTENTS



                                                                           PAGE
                                                                           ----

Report of Independent Public Accountants                                     3

Statements of Net Assets Available for Benefits as of
December 31, 1993 and 1992                                                   5

Statements of Changes in Net Assets Available for Benefits for
the Years Ended December 31, 1993 and 1992                                   6

Notes to Financial Statements                                                7

Schedule I - Item 27a - Schedule of Assets Held for Investment
Purposes as of December 31, 1993                                            12

Schedule II - Item 27d - Schedule of Reportable Transactions for
the Year Ended December 31, 1993                                            13

Signatures                                                                  14

Exhibit Index                                                               15

Exhibit 23.1, Consent of Arthur Andersen LLP                                16


                          [ARTHUR ANDERSEN LETTERHEAD]


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
  the Lear Seating Corporation
  401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of LEAR SEATING CORPORATION 401(k) PLAN as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information presented in the schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                                      /s/ Arthur Andersen LLP

Detroit, Michigan,
  May 25, 1994.

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


Statements of Net Assets Available for Benefits as of December 31, 1993 and
1992

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1993 and 1992

Notes to Financial Statements

Schedule I - Item 27a - Schedule of Assets Held For Investment Purposes as of December 31, 1993

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1993

                           LEAR SEATING CORPORATION

                                 401(k) PLAN


               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1993 AND 1992


                                                                        Fund Information
                                              ------------------------------------------------------------------------
                                                                             1993
                                              ------------------------------------------------------------------------
                                                                                      Investment
                                               Bond       Equity          Money        Contract     Participant
                                               Fund        Fund        Market Fund    Trust Fund       Loans         Total
                                               ----       ------       -----------    ----------    -----------      -----
ASSETS:
  Investments:
    Fixed Income Securities Fund
      147,581 units and 97,417
      units as of December 31,
      1993 and 1992, respectively . . . . . $1,360,696  $       --      $     --       $     --       $     --    $1,360,696
    Windsor II Fund
      236,084 units and 150,873
      units as of December 31,
      1993 and 1992, respectively . . . . .         --   4,022,876            --             --             --     4,022,876
    Money Market Fund
      919,460 units and 938,026
      units as of December 31,
      1993 and 1992 respectively. . . . . .         --          --       919,460             --             --       919,460
    Investment Contract Fund
      333,478 units and 238,280
      units as of December 31,
      1993 and 1992, respectively . . . . .         --          --            --        333,478             --       333,478
                                            ----------  ----------      --------       --------       --------    ----------
          Total investments . . . . . . . .  1,360,696   4,022,876       919,460        333,478             --     6,636,510
  Contribution receivable . . . . . . . . .     31,637     104,233        17,157         11,215             --       164,242
  Participant loan interest receivable. . .        247         798           110             66             --         1,221
  Participant loans . . . . . . . . . . . .         --          --            --             --        224,962       224,962
                                            ----------  ----------      --------       --------       --------    ----------
NET ASSETS AVAILABLE FOR BENEFITS . . . . . $1,392,580  $4,127,907      $936,727       $344,759       $224,962    $7,026,935
                                            ==========  ==========      ========       ========       ========    ==========
                                                                        Fund Information
                                              ------------------------------------------------------------------------
                                                                             1992
                                              ------------------------------------------------------------------------
                                                                                      Investment
                                               Bond       Equity          Money        Contract     Participant
                                               Fund        Fund        Market Fund    Trust Fund       Loans         Total
                                               ----       ------       -----------    ----------    -----------      -----
ASSETS:
  Investments:
    Fixed Income Securities Fund
      147,581 units and 97,417
      units as of December 31,
      1993 and 1992, respectively . . . . . $  863,110  $       --      $     --       $     --       $     --    $  863,110
    Windsor II Fund
      236,084 units and 150,873
      units as of December 31,
      1993 and 1992, respectively . . . . .         --   2,400,386            --             --             --     2,400,386
    Money Market Fund
      919,460 units and 938,026
      units as of December 31,
      1993 and 1992 respectively. . . . . .         --          --       938,026             --             --       938,026
    Investment Contract Fund
      333,478 units and 238,280
      units as of December 31,
      1993 and 1992, respectively . . . . .         --          --            --        238,280             --       238,280
                                            ----------  ----------      --------       --------       --------    ----------
          Total investments . . . . . . . .    863,110   2,400,386       938,026        238,280             --     4,439,002
  Contribution receivable . . . . . . . . .        320       2,202            --             --             --         2,522
  Participant loan interest receivable. . .         --          --            --             --             --            --
  Participant loans . . . . . . . . . . . .         --          --            --             --         52,117        52,117
                                            ----------  ----------      --------       --------       --------    ----------
NET ASSETS AVAILABLE FOR BENEFITS . . . . . $  863,430  $2,402,588      $938,026       $238,280       $ 52,117    $4,494,441
                                            ==========  ==========      ========       ========       ========    ==========


       The accompanying notes are an integral part of these statements.

                           LEAR SEATING CORPORATION
                                  401(k) PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992

                                                                        Fund Information
                                     ------------------------------------------------------------------------------------------
                                                                              1993
                                     ------------------------------------------------------------------------------------------
                                                                                      Investment
                                        Bond            Equity           Money         Contract     Participant
                                        Fund             Fund         Market Fund     Trust Fund       Loans           Total
                                     ----------       ----------      -----------     ----------      --------       ----------
NET INVESTMENT INCOME:
  Interest and dividend income       $  113,355       $  219,645       $  28,373       $ 17,587       $   --         $  378,960
  Net unrealized appreciation
    (depreciation) in
    value of investments                 15,709          151,945            --             --             --            167,654
  Net realized gain on sale
    of investments                       10,120           21,652            --             --             --             31,772
                                     ----------       ----------       ---------       --------       --------       ----------
        Net investment income           139,184          393,242          28,373         17,587           --            578,386

CONTRIBUTIONS:
  Employee contributions                295,152          980,360         204,007        108,724           --          1,588,243
  Employer contributions                 78,285          250,279          48,792         29,670           --            407,026
  Rollover contributions                 64,278           70,275           3,503          6,235           --            144,291
                                     ----------       ----------       ---------       --------       --------       ----------
        Total contributions             437,715        1,300,914         256,302        144,629           --          2,139,560

BENEFIT DISTRIBUTIONS                   (19,741)         (81,385)        (77,832)        (6,494)          --           (185,452)

FORFEITURES                              (2,065)          (9,160)         11,280            (55)          --               --

INVESTMENT TRANSFERS, net               (25,943)         121,708        (219,422)       (49,188)       172,845             --
                                     ----------       ----------       ---------       --------       --------       ----------
        Net increase (decrease)         529,150        1,725,319          (1,299)       106,479        172,845        2,532,494

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year           863,430        2,402,588         938,026        238,280         52,117        4,494,441
                                     ----------       ----------       ---------       --------       --------       ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year              $1,392,580       $4,127,907       $ 936,727       $344,759       $224,962       $7,026,935
                                     ==========       ==========       =========       ========       ========       ==========
                                                                        Fund Information
                                     ------------------------------------------------------------------------------------------
                                                                              1992
                                     ------------------------------------------------------------------------------------------
                                                                                      Investment
                                        Bond            Equity           Money         Contract     Participant
                                        Fund             Fund         Market Fund     Trust Fund       Loans           Total
                                     ----------       ----------      -----------     ----------      --------       ----------
NET INVESTMENT INCOME:
  Interest and dividend income       $   52,066       $   93,677       $  54,261       $  4,542       $  --         $  204,546
  Net unrealized appreciation
    (depreciation) in
    value of investments                (12,296)          67,136            --             --             --            54,840
  Net realized gain on sale
    of investments                        2,391            2,612            --             --             --             5,003
                                     ----------       ----------       ---------       --------       --------      ----------
        Net investment income            42,161          163,425          54,261          4,542           --           264,389

CONTRIBUTIONS:
  Employee contributions                226,853          645,714         230,191         66,624           --         1,169,382
  Employer contributions                 65,570          174,261          84,167         18,976           --           342,974
  Rollover contributions                  3,687            6,339           5,113           --             --            15,139
                                     ----------       ----------       ---------       --------       --------      ----------
        Total contributions             296,110          826,314         319,471         85,600           --         1,527,495

BENEFIT DISTRIBUTIONS                   (87,808)        (197,861)       (136,822)           (55)          --          (422,546)

FORFEITURES                              (2,575)          (6,202)           --              (14)          --            (8,791)

INVESTMENT TRANSFERS, net              (103,857)         157,761        (237,733)       148,207         35,622            --
                                     ----------       ----------       ---------       --------       --------      ----------
        Net increase (decrease)         144,031          943,437            (823)       238,280         35,622       1,360,547

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year           719,399        1,459,151         938,849           --           16,495       3,133,894
                                     ----------       ----------       ---------       --------       --------      ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year              $  863,430       $2,402,588       $ 938,026       $238,280       $ 52,117      $4,494,441
                                     ==========       ==========       =========       ========       ========      ==========

       The accompanying notes are an integral part of these statements.

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                        NOTES TO FINANCIAL STATEMENTS


(1)  PLAN DESCRIPTION

        General

           Effective February 1, 1989, Lear Seating Corporation (the
             Company), formerly known as Lear Siegler Seating Corporation, established the Lear Siegler Seating Corp. 401(k) Plan. The Lear Siegler Seating Corp. 401(k) Plan was amended effective April 1, 1992 to change the name to the Lear Seating Corporation 401(k) Plan (the Plan) and to execute a new Trust Agreement as described below under Administration. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        Eligibility

           All full-time non-union U.S. salaried employees of the Company
             (including Plastics and Progress Pattern, but excluding Fairhaven employees), who have completed three months of service and who have attained age 21, are eligible to participate in the Plan effective the first day of the quarter following completion of the Plan's eligibility requirements.

        Contributions

           Contributions to the Plan are made as follows:

             Employee Contributions - Participants may elect to defer from
               1% to 16% of their compensation each Plan year, subject to Plan limitations. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf.

             Employer Contributions - The Company makes matching
               contributions on behalf of each participant who has made a contribution to the Plan. The matching contribution is equal to 50% of each participant's contribution, except that the matching contribution for a participant during any plan year shall not exceed the lesser of $1,150 or 4% of a participant's annual compensation.

        Administration

           The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by the Plan's trustee. It is the trustee's responsibility to invest Plan assets and to distribute benefits to participants.

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)

     The Company's Board of Directors appointed officers of the Company to act as trustees under the Trust Agreement dated February 8, 1989.
        Under a new Trust Agreement effective April 1, 1992, the Company appointed Delaware Charter Guarantee and Trust Company (Trustee) to act as trustee of the Plan. Daily administration and record keeping of Plan activity was performed by Retirement Plan Services, Inc. prior to April 1, 1992. These services are now performed by the Trustee.

Investment Options

   The Plan agreement provides for four investment options under the Vanguard Group:

        Bond Fund               -       Fixed Income Securities Fund
                                        consisting of investments in a
                                        diversified portfolio of long-term,
                                        investment grade bonds.

        Equity Fund             -       Windsor II Fund consisting
                                        primarily of investments in common
                                        stocks, that in the opinion of the
                                        Fund's investment advisor, are
                                        undervalued in the marketplace.

        Money Market            -       Money Market Fund consisting of
          Fund                          investments in short-term securities
                                        such as certificates of deposit,
                                        bankers' acceptances, commercial paper,
                                        and U.S. Government securities.

        Investment Contract     -       Investment Contract Trust Fund
          Trust Fund                    consisting primarily of investments in
                                        investment contracts issued by
                                        high-quality insurance companies and
                                        banks, and in similar types of fixed
                                        income investments.

   Each plan participant may elect, from the various options provided in the plan agreement, the percentage allocation of both employer and employee contributions among the funds.

Allocation of Earnings and Losses

   The earnings and losses on Plan investments are allocated on a pro rata basis to the elective accounts of the individual participants.

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


Vesting of Benefits

   Participants are immediately 100% vested in their contributions and earnings thereon regardless of length of service. Participants become vested in employer contributions and earnings thereon at a rate of 20% per year and are 100% vested after completion of five years of service or upon retirement, total and permanent disability or death.

Plan Forfeitures

   Forfeitures of participants' nonvested portion of employer contributions, as determined in accordance with the Plan provisions, are available to reduce future employer contributions.

Distribution of Benefits

   Distribution of benefits is made upon the occurrence of any one of the following:

        Normal retirement of the participant at age 65;

        Deferred retirement of the participant beyond age 65;

        Early retirement of the participant at age 55 upon attainment of seventh anniversary of employment;

        Total and permanent disability of the participant;

        Death of the participant; and

        Termination of employment.

   Benefits payable upon normal, deferred or early retirement, total and permanent disability or death are made through installment payments, or in a lump sum. Benefits due upon termination of employment are based on vested amounts in the participants' accounts and are made by installment payments, or in a lump sum. A terminated participant may elect to defer payment up to the first of April of the year the participant attains age 70-1/2 unless the participant makes a written request for earlier distribution. In any event, the Company will make a lump sum payment to any participant if the amount owed is less than $3,500.

   The accompanying Statements of Net Assets Available for Benefits include amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan. These amounts were paid subsequent to yearend and totaled approximately $24,000 and $154,000 as of December 31, 1993 and 1992, respectively.

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)

        Priorities Upon Termination of the Plan

           In the event of complete discontinuance of employer contributions or if the Plan is totally or partially terminated, the accounts of the participants affected by such actions shall there upon become 100% vested and nonforfeitable. The Company currently has no intention to terminate the Plan.

        Loans to Participants

           Participants are allowed to borrow from the Plan amounts not to exceed the lesser of (a) $50,000, or (b) 50% of their vested account balances. Participants are not allowed to have more than one loan outstanding at a time and may not take out a loan more than once in a 12 month period. The interest rate on the loans is determined by the Plan Administrator and is usually based on the prevailing market rate. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less.

        Hardship Withdrawals

           No amounts may be withdrawn from a salary deferral account before a participant terminates employment with the Company or attains the age of fifty-nine and one-half, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan administrator.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting

           Accounting records are maintained by the Trustee on the accrual basis of accounting.

        Investments

           Investment transactions are recorded on the trade date basis.
             Investments owned are reflected in the Statements of Net Assets Available for Benefits at current value. Current value, which is equivalent to market value, is the unit valuation of the security at yearend. Realized gains on sales of investments and unrealized appreciation and depreciation in the value of investments are computed based on the difference between the market value of Plan assets at the beginning of the Plan year, or at time of purchase if acquired during the year, and the market value of investments when sold or at Plan yearend. The historical cost of certain investments and the net gain or loss on the sale of certain investments is not readily determinable from the Trustee's statements.

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


        Expenses

           All direct costs and expenses incurred in connection with the Plan are paid by the Company.

(3)  TAX STATUS


        The Plan obtained its latest determination letter of October
          12, 1989, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

                                                                SCHEDULE I


                           LEAR SEATING CORPORATION
                                 401(k) PLAN

                           EIN: 13-3386776  PN: 002
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 1993




                                                                                 CURRENT
IDENTITY OF PARTY INVOLVED      DESCRIPTION OF INVESTMENT           COST          VALUE
--------------------------      -------------------------       ------------    ----------
* Vanguard Group                Fixed Income Securities               (a)       $1,360,696
* Vanguard Group                Windsor II                            (a)        4,022,876
* Vanguard Group                Money Market                    $919,460           919,460
* Vanguard Group                Investment Contract Trust        333,478           333,478
* Participant Loans             Promissory Notes, interest
                                  rates at 7%, maturing
                                  through November 1998          224,962           224,962
                                                                                ----------
                                                Total investments               $6,861,472
                                                                                ==========



       (a) Amounts not readily determinable from the trustee statements.

                       * Represents a party-in-interest.

                                                                    SCHEDULE II
                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                           EIN: 13-3386776 PN: 002
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1993



                                                                                                    Current Value
                                                                                                     of Asset on      Net Gain
Identity of Party                                                Purchase   Selling                  Transaction          or
    Involved               Description of Asset                   Price      Price       Cost            Date           (Loss)
-----------------          --------------------                 ---------   --------    ------       --------------   -----------

*  Vanguard Group          Fifty-five aggregate purchases of
                           69,523 Fixed Income Securities
                           shares, including reinvested
                           interest of $111,449                 $  653,394      N/A      $  653,394    $  653,394        N/A

*  Vanguard Group          Forty-eight aggregate purchases of
                           101,348 Windsor II shares, including
                           reinvested interest of $214,558       1,727,280      N/A       1,727,280     1,727,280        N/A

*  Vanguard Group          Forty-three aggregate purchase of
                           314,021 Money Market shares, including
                           reinvested interest of $27,246          314,021      N/A         314,021       314,021        N/A

*  Vanguard Group          Thirty-seven aggregate purchases of
                           177,234 Investment Contract Trust
                           shares, including reinvested interest
                           of $17,276                              177,234      N/A         177,234       177,234        N/A

*  Vanguard Group          Thirty-eight aggregate sales of 19,359
                           Fixed Income Securities shares            N/A    $181,637          (a)         181,637        (a)

*  Vanguard Group          Fifty-one aggregate sales of 16,137
                           Windsor II shares                         N/A     278,387          (a)         278,387        (a)

*  Vanguard Group          Twenty-nine aggregate sales of 332,588
                           Money Market shares                       N/A     332,588        332,588       332,588       $    --

*  Vanguard Group          Twenty-six aggregate sales of 82,035
                           Investment Contract Trust shares          N/A      82,035         82,035        82,035            --



(a) Amounts not readily determinable from the trustee statements.

*  Represents a party-in-interest.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Southfield, Michigan on January 11, 1995.

                                                LEAR SEATING CORPORATION
                                                401(k) PLAN

                                                By:  Lear Seating Corporation,
                                                     as Plan Administrator


                                                By:  /s/ Bill Ludwig
                                                     --------------------------
                                                Name:    Bill Ludwig
                                                Title:   Vice President of
                                                          Human Resources

                                EXHIBIT INDEX




                                                                SEQUENTIAL
EXHIBIT                                                            PAGE
NUMBER                  DESCRIPTION                               NUMBER
--------                ------------                            ----------

23.1                    Consent of Arthur Andersen LLP (filed as
                        Exhibit 23.3 to the Registrant's
                        Registration Statement on Form S-8
                        (No. 33-57237) and incorporated herein
                        by reference)